Exhibit 99.1

NOTICE OF FULL REDEMPTION

VODAFONE GROUP Plc

1.25% Notes due September 2017
 CUSIP No. 92857W AY6*

NOTICE IS HEREBY GIVEN TO THE HOLDERS of the above-referenced Notes

On behalf of Vodafone Group Plc (the “Issuer”), notice is hereby given that, pursuant to Section 1104 of the Indenture, dated as of February 10, 2000 (the “Indenture”) between the Issuer and The Bank of New York Mellon (the “Trustee”) (as successor trustee to Citibank, N.A. pursuant to an Agreement of Resignation, Appointment and Acceptance dated 24 July 2007 between the Issuer, The Bank of New York Mellon and Citibank N.A.), the Issuer of the following series of notes has elected to redeem such notes on August 14, 2017 (the “Redemption Date”):

•                  All of the remaining outstanding 1.25% Notes due September 2017 (the “Notes”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes plus accrued interest to the Redemption Date and (ii) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 10 basis points (the “Redemption Price”).

The Redemption Price, in respect of the Notes, shall be determined on the third business day prior to the Redemption Date. Terms used in this Notice of Full Redemption and not otherwise defined shall have the meanings assigned to them in the Indenture.

On the Redemption Date, the Redemption Price in respect of the Notes will become due and payable on the Notes called for redemption. Any accrued and unpaid interest on the Notes called for redemption will cease to accrue on and after the Redemption Date, unless the Issuer defaults in making payment of the Redemption Price.

The Trustee will act as paying agent (the “Paying Agent”) with respect to the redemption of the Notes. Payment of the Redemption Price, including accrued and unpaid interest, will be made on the Redemption Date upon presentation and surrender of the Notes in accordance with the procedures of The Depository Trust Company.

Vodafone Group Plc

By: The Bank of New York Mellon, as Trustee

Dated: July 13, 2017

For holders of the Notes who have not provided their taxpayer identification number on Form W-9, payments made upon redemption of the Notes to holders of Notes may be subject to a withholding equal to 28% of the payments to be made, as required by the provisions of the United States Internal Revenue Code.  U.S. holders who wish to avoid such withholding should submit a completed and signed Form W-9 when surrendering their Notes for payment.

*No representation is made as to the correctness or accuracy of the CUSIP number listed above in this Notice of Redemption or printed on the Notes.  They are included solely for the convenience of the Holders of the Notes. The Trustee shall not be responsible for the selection or use of CUSIP numbers.